adecoagro VOTE

Using a **black ink** pen, mark your votes with an **X** as shown in this example.
Please do not write outside the designated areas. ☒

Annual and Extraordinary General Meetings Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Annual General Meeting Proposals – The Board of Directors recommends a vote FOR proposals 1 - 8:

	For	Against	Abstain
1. Approval of the Consolidated Financial Statements of ADECOAGRO S.A. as of and for the years ended December 31, 2019, 2018 and 2017.	☐	☐	☐
2. Approval of ADECOAGRO S.A.´s annual accounts as of December 31, 2019.	☐	☐	☐
3. Allocation of results for the year ended December 31, 2019.	☐	☐	☐
4. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the year ended December 31, 2019.	☐	☐	☐
5. Approval of compensation of the members of the Board of Directors for year 2019.	☐	☐	☐
6. Appointment of PricewaterhouseCoopers Société coopérative, réviseur d´enterprises agree as auditor of ADECOAGRO S.A. for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2020.	☐	☐	☐

7. Election of the following members of the Board of Directors for a term of three (3) years each, ending on the date of the Annual General Meeting of Shareholders of ADECOAGRO S.A. to be held in 2023:

	For	Against	Abstain
7.1 - Plinio Musetti	☐	☐	☐
7.2 - Daniel Gonzalez	☐	☐	☐
7.3 - Mariano Bosch	☐	☐	☐

	For	Against	Abstain
8. Approval of compensation of the members of the Board of Directors for year 2020.	☐	☐	☐

B Extraordinary General Meeting Proposal – The Board of Directors recommends a vote FOR proposals 1 - 3:

	For	Against	Abstain
1. Amendment of the authorized share capital of the Company to set it from USD 3,000,000,000 represented by 2,000,000,000 shares to USD 220,287,267 represented by 146,858,178 shares of a nominal value of USD 1.50 each and renewal of the Company's authorized share capital as amended (and any authorization granted to the board of directors of the Company in relation thereto) until 15 April 2025;	☐	☐	☐
2. Consequential amendment of article 5.1.1 of the Articles of Association of ADECOAGRO S.A. as set out in the convening notice.	☐	☐	☐
3. Amendment of article 12.2.3 (change in the name of the Risk Committee) of the Articles of Association of ADECOAGRO S.A. as set out in the convening notice.	☐	☐	☐

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" ITEMS 1 THROUGH 8 AND SUBSEQUENT 1 THROUGH 3.

1 U P X

03FTJC

Important notice regarding the Internet availability of proxy materials for the Annual and Extraordinary General Meetings of Shareholders.
The Notice of Meeting is available at: **http://www.adecoagro.com**

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Adecoagro S.A.

Annual and Extraordinary General Meetings of Shareholders – April 15, 2020

THIS PROXY IS SOLICITED BY THE COMPANY

The undersigned hereby appoints Mr. Emilio F. Gnecco, and in case Mr. Gnecco is absent at the meeting, Me. Toinon Hoss, and in case Me. Hoss is absent at the meeting, the chairman of the Annual and Extraordinary General Meetings, each with power to act without the other and with power of substitution, as proxy and attorney-in-fact and hereby authorizes such persons to represent and vote, as provided on the other side, all the shares of Adecoagro S.A. Common Stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual and Extraordinary General Meetings of Shareholders of Adecoagro S.A. to be held on April 15, 2020 or at any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the Meeting.

(Continued and to be marked on the other side)

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
/ /		

D Non-Voting Items

Change of Address – Please print new address below.	**Comments** – Please print your comments below.